

SECURITIES AND EXCHANGE COMMISSION
02004767 ... 49

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| SEC FILE NUMBER |
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| 8- 52654 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III



SEC MAIL PROCESSING
RECEIVED
APR 11 2002
WASH. D.C.
164
SECTION


## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION



APR 11 2002
516


NAME OF BROKER-DEALER:
ETECH SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 N. SANTA ANITA AVE. SUITE 800
(No. and Street)

ARCADIA, CA 91006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICK JAY LIANG (626) 821-1008
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHRISTINA WANG HSI
(Name — *if individual, state last, first, middle name*)

17800 CASTLETON ST. SUITE 408 CITY OF INDUSTRY, CA 91748
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 02 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, NICK JAY LIANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ETECH SECURITIES, INC., as of 12/31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



BAOHE WANG
COMM. #1260717
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. April 14, 2004
ESI1
ESI1


On Feb. 27, 02, Nick Liang sworn before me

Notary Public

Signature

PRESIDENT & CEO

Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CHRISTINA WANG & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

17800 Castleton St.,Suite 409
City of Industry, CA 91748

TEL: (626) 581-8399
FAX: (626) 581-8649

March 20, 2002

Etech Securities, Inc.
150 N. Santa Anita Suite 800
Arcadia, CA 91006

Ref. December 31, 2001 Audited Financial Report

Dear Mr. Liang,

Enclosed please find the replacement for Page 11 "Computation for Net Capital Under Rule 15C-1 of the Securities and Exchange Commission".

Please contact me at 626-581-8399 if you need more information in this matter.

Sincerely,



Christina Wang
CPA

# ETECH SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

# TABLE OF CONTENTS

# CHRISTINA WANG & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

17800 Castleton St.,Suite 409
City of Industry, CA 91748

TEL: (626) 581-8399
FAX: (626) 581-8649


## INDEPENDENT AUDITOR'S REPORT

To Board of Directors of
**ETECH SECURITIES, INC.**

I have audited the accompanying balance sheet of **ETECH SECURITIES, INC.**, as of December 31, 2001, and the related statements of loss, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial statements of **ETECH SECURITIES, INC.**, as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



CHRISTINA WANG & CO., CPA

City of Industry, California
February 9, 2002

# ETECH SECURITIES, INC.

## BALANCE SHEET

## DECEMBER 31, 2001

## ASSETS

| | |
|---|---|
| Cash | $ 26,779 |
| Commission receivable | 15,900 |
| Prepaid expense | 800 |
| Property and equipment, at cost, less accumulated depreciation of $45,826 | 134,831 |
| Deposit | 15,684 |
| Start-up expenditures, at cost, less accumulated amortization of $28,547 | 65,239 |
| Lease interest, at cost, less accumulated amortization of $2,072 | 2,901 |
| | $ 262,134 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **Liabilities:** | |
| Accrued expenses | $ 25,466 |
| **Commitments and contingent liabilities** | |
| **Stockholders' equity:** | |
| Common stock, no par value, authorized 100,000,000 shares, outstanding 420,000 shares | 420,000 |
| Paid-in capital | 4,853 |
| [Deficits] | [188,185] |
| Total stockholders' equity | 236,668 |
| | $ 262,134 |

The accompanying notes are an integral part of these financial statements.

# ETECH SECURITIES, INC.

## STATEMENT OF LOSS

## YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| **Revenues:** | |
| Fee (commission and training) | $ 275,889 |
| **Expenses:** | |
| Employee compensation and related payroll taxes | 54,158 |
| Commission | 69,657 |
| Communications and data processing | 33,429 |
| Occupancy | 68,111 |
| Operating expenses | 103,650 |
| | [329,005] |
| Income before income taxes | [ 53,116] |
| Provision for income tax | 800 |
| **NET [LOSS]** | $ [ 53,916] |

The accompanying notes are an integral part of these financial statements.

# ETECH SECURITIES, INC.

## STATEMENT OF STOCKHOLDERS' EQUITY

## YEAR ENDED DECEMBER 31, 2001

| | Common Stock, No Par Value; 100,000,000 Shares Authorized | | | |
|---|---|---|---|---|
| | Number of Shares Issued | Amount | [ Deficits ] | Total |
| Balance Beginning of year | 420,000 | $ 420,000 | $[134,269] | $ 285,731 |
| Paid-in Capital | | 4,853 | | 4,853 |
| Net [Loss] | - | - | [ 53,916] | [ 53,916] |
| **Balance End of Year** | **420,000** | **$ 424,853** | **$[188,185]** | **$ 236,668** |

The accompanying notes are an integral part of these financial statements.

# ETECH SECURITIES, INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net [Loss] | | $ [ 53,916] |
| Adjustments to Reconcile Net [Loss] to Net Cash Provided by Operating Activities: | | |
| Depreciation and amortization | $ 51,850 | |
| Decrease/[Increase] in: | | |
| Commission receivable | [ 15,900] | |
| Increase/[Decrease] in: | | |
| Accrued expenses | 19,865 | |
| Total adjustments | | 55,815 |
| Net Cash Provided by Operating Activities | | 1,899 |
| **Cash Flows from Investing Activities** | | |
| Acquisition of property and equipment | | [ 6,638] |
| **Cash Flows from Financing Activities** | | |
| Increase in paid-in capital | | 4,853 |
| Net Increase in Cash | | 114 |
| Cash - Beginning of Year | | 26,665 |
| **CASH - END OF YEAR** | | **$ 26,779** |

The accompanying notes are integral part of these financial statements.

# ETECH SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2001

### 1. - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a California Corporation that incorporated on February 25, 2001.

### 2. - SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**
The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of service, including training, principal transactions and agency transaction.

**Property and Equipment**
Properties and equipment are stated at cost. The costs are charged against income over their estimated useful lives, using the straight-line method of depreciation. Repairs and maintenance, which are not considered betterments and do not extend the useful life, are charged to expense as incurred. When property and equipment are retired or otherwise disposal of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

**Start-up Expenditures**
Start-up expenditures consist principally of consulting, registration and others. Such costs are capitalized and are amortized over a five-year period. Amortization charged to operations was $18,757.

**Lease Interest**
Lease interest includes initial payment for automobile lease. Such expense is capitalized and is amortized over a three-year period. Amortization charged to operation was $1,658.

# ETECH SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2001

**Income Taxes**
The provision for income taxes is based on income and expense reported in the financial statements which may differ from that reported for income tax purposes. Accordingly, deferred income taxes are provided in recognition of temporary differences. These differences arise principally from the use of accelerated method of depreciation of income tax purposes.

**Depreciation and Amortization**
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Start-up expenditures are amortized over five years.

**Statement of Cash Flows**
For purpose of the Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

**3. - PROPERTY AND EQUIPMENT**
Major categories of property and equipment, including their depreciable lives are as follows:

| | Cost | Lives |
|---|---|---|
| Machinery and equipment | $109,234 | 3-5 years |
| Office furniture and fixtures | 29,115 | 7-10 years |
| Leasehold improvements | 42,308 | 7-10 years |
| | 180,657 | |
| Less accumulated depreciation | [ 45,826] | |
| Net | $134,831 | |

# ETECH SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

### DECEMBER 31, 2001

**4. - COMMITMENTS**

(a) The Company entered into a lease for their office facilities. The terms of the lease provide for a monthly lease payment of $7,170 per month and expire on May 30, 2005.

The lease has been accounted for as operating lease. Minimum future annual rental commitments for these lease are as follows:

| Year Ending | Amount |
|---|---|
| December 31, 2002 | $ 86,035 |
| December 31, 2003 | 86,035 |
| December 31, 2004 | 86,035 |
| December 31, 2005 | 35,848 |

The Company also subleased its space to private parties based on verbal request. The rent expense (after offset with sublease income) for the year ended December 31, 2001 was $68,111.

(b) Minimum commitments for automobile lease were as follows:

| Year Ending | Amount |
|---|---|
| December 31, 2002 | $ 11,150 |
| December 31, 2003 | 8,363 |

The Company leases an automobile under an operating lease which expires in September 14, 2003. Auto lease payments for the year ended December 31, 2001 was $11,150.

# ETECH SECURITIES, INC.

## NOTES TO FINANCIAL STATEMENTS

## DECEMBER 31, 2001

**5. - INCOME TAXES**
The provision for income taxes at December 31, 2001 consists of the follows:

| | |
|---|---|
| State franchise tax expense | $800 |

**6. - NET CAPITAL REQUIREMENT**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to1. At December 31, 2001, the Company has net capital of $ 17,213 which was $12,213 is excess of its required net capital of $5,000. The Company's net capital ratio was 1.479 to 1.

**7. - SUPPLEMENT CASH FLOWS INFORMATION**
Income tax payments for year ended December 31, 2001 amount to $800.

**CHRISTINA WANG & COMPANY**
CERTIFIED PUBLIC ACCOUNTANT

17800 Castleton St.,Suite 409
City of Industry, CA 91748

TEL: (626) 581-8399
FAX: (626) 581-8649

## INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To Board of Directors of
**ETECH SECURITIES, INC.**

I have audited the accompanying financial statements of **ETECH SECURITIES, INC.**, as of December 31, 2001, and for the year then ended, and have issued my report thereon dated February 9, 2002. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11-15 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rules 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.



CHRISTINA WANG & CO., CPA

City of Industry, California
February 9, 2002

# ETECH SECURITIES, INC.

## COMPUTATION FOR NET CAPITAL UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2001

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholders' equity | | $ 236,668 |
| Deduction and/or charges: | | |
| Nonallowable assets: | | |
| Nonallowable assets: | | |
| Prepaid expense | $ 800 | |
| Net property and equipment | 134,831 | |
| Deposit | 15,684 | |
| Net start-up expenditures | 65,239 | |
| Net lease interest | 2,901 | |
| Total Deduction and/or charges | | 219,455 |
| **NET CAPITAL** | | **$ 17,213** |
| Aggregate indebtedness | | |
| Items included in statement of financial statement: | | |
| Accrued expenses | | $ 25,466 |
| Computation of basis net capital requirement | | |
| Minimum net capital required | | $ 5,000 |
| Ratio: Aggregate indebtedness to net capital | | 1.479 to 1 |
| Reconciliation with the company's computation | | |
| Net Capital, as reported in Company's unaudited FOCUS report | | $ 20,785 |
| Nonallowable assets erroneously reported as allowable: | | |
| Accrued expenses | | [ 3,572] |
| Net Capital per above | | $ 17,213 |

See Independent Auditor's Letter on supplemental information.

# ETECH SECURITIES, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15C-3 OF SECURITIES AND EXCHANGE COMMISSION

### DECEMBER 31, 2001

| | |
|---|---|
| **Credit balances** | |
| Free credit balances and other credit balances in customers' security accounts | - $0 - |
| Monies borrowed collateralized by securities carried for the accounts of customers | - 0 - |
| Monies payable against customers' securities loaned | - 0 - |
| Customers' securities failed to receive (including credit balances in continuous net settlement accounts) | - 0 - |
| Credit balances in firm accounts that are attributable to principal sales to customers | - 0 - |
| Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days | - 0 - |
| Market value of short security count differences over thirty calendar days old | - 0 - |
| Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days | - 0 - |
| Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer | - 0 - |
| **Total credit items** | **- 0 -** |

See Independent Auditor's Letter on supplemental information.

# CHRISTINA WANG & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

17800 Castleton St.,Suite 409
City of Industry, CA 91748

TEL: (626) 581-8399
FAX: (626) 581-8649


Board of Directors
**ETECH SECURITIES, INC.**

In planning and performing my audit of the financial statements and supplemental schedules of **ETECH SECURITIES, INC.** (the Company), for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Christina Wang & Co., CPA
City of Industry, California
February 9, 2002

# ETECH SECURITIES, INC.

## SCHEDULE OF OPERATING EXPENSES

## YEAR ENDED DECEMBER 31, 2001

| **Operating Expenses** | |
|---|---|
| Accounting | $ 4,095 |
| Advertising | 6,793 |
| Amortization | 20,415 |
| Auto leasing | 11,150 |
| Consulting | 6,300 |
| Depreciation | 31,435 |
| Dues and subscriptions | 1,545 |
| Insurance | 3,272 |
| Miscellaneous | 600 |
| Office | 7,088 |
| Postage | 1,455 |
| Printing | 3,318 |
| Repair and maintenance | 890 |
| Security alarm | 360 |
| Taxes and licenses | 4,934 |
| **TOTAL OPERATING EXPENSES** | **$ 103,650** |

See Independent Auditor's Letter on supplemental information.